Filed by zulily, inc.

Pursuant to Rule 425 under the Securities Act of

1933

and deemed filed pursuant to Rule 14d-9 of the

Securities Exchange Act of 1934

Subject Company: zulily, inc.

Commission File No. 001-36188

Hi zulily Vendors and Friends,

Today we made an exciting announcement that zulily will be become part of Liberty Interactive Corporation’s QVC Group. I wanted to make sure that I personally reached out as fast as possible to communicate what this means for zulily and all of you.

This collaboration is incredibly positive news for all of us. Together, zulily and QVC will become one of the largest e-commerce retailers in the world and a leading multi-platform entertainment shopping destination. We believe together with our suppliers and partners we can do even more to help you build your brands and businesses. Our goal is to create an exceptional customer experience that entertains customers, inspires discovery of fresh and unique product and each and every day delivers on our customer promise of providing amazing value.

QVC and zulily will continue to operate as separate consumer facing brands and the day to day interaction with your zulily buying team will not change. We remain obsessed about delivering an amazing product and experience to our customers. With this partnership, we believe there is a tremendous amount of opportunity for continued collaboration and growth.

Over the last 30 years, QVC has built the leading global TV shopping experience and one of the most loyal customer bases in the world. Their programming is distributed to approximately 340 million homes in the U.S., Japan, Germany, France, Austria, United Kingdom, Ireland, Italy and in China through a joint venture.

I wanted to share with you this exciting milestone in our history and let you know that we will be reaching out with additional information in the coming days, weeks and months. For now, I’m most excited about our future together and what’s to come as part of the QVC family. We now have even more opportunity for the zulily brand to scale and we look forward to all of you growing with us. I want to thank you for allowing us to share your story to delight our customers every day. We are excited for you to continue with us on our incredible journey!

We look forward to keeping you updated as we move forward. If you need or want to speak with us about this or anything else, please do not hesitate to reach out to your zulily team. You can find the press releases from this morning linked at http://investor.zulily.com/releases.cfm.

Thanks,

Darrell

Forward Looking Statements

This letter includes certain forward-looking statements including statements about the proposed acquisition of zulily by Liberty, the commencement of an exchange offer for shares of zulily common stock, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new services and product offerings, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition and exchange offer. These forward looking statements speak only as of the date of this letter, and each of Liberty and zulily expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s or zulily’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty and zulily, including the most recent Forms 10-K and 10-Q, for additional information about Liberty and zulily and about the risks and uncertainties related to the business of each of Liberty and zulily which may affect the statements made in this letter.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of zulily referenced in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of zulily or Liberty or to purchase shares of Liberty, nor is it a substitute for the registration statement and exchange offer materials that Liberty and/or its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer. At the time the offer is commenced, Liberty and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and zulily will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of zulily are urged to read these documents when they become available because they will contain important information that holders of zulily securities should consider before making any decision regarding tendering their securities. The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of zulily at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at http://www.sec.gov. Free copies of these documents will be made available by zulily by mail to zulily, inc., 2601 Elliott Avenue, Suite 200, Seattle, WA, 98121, Attention: Erica Yamamoto and free copies of the exchange offer materials will be made available by Liberty by directing a request to Liberty, 12300 Liberty Boulevard, Englewood, CO, 80112, Attention: Investor Relations, Telephone (720) 875-5420.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Liberty and zulily file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Liberty or zulily at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Liberty’s and zulily’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.